YUKON-NEVADA GOLD CORP. MOVES TO SECURE
FINANCING FOR MINE EXPANSION

Vancouver, BC – July 31, 2008 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce that it has engaged the Commodities and Resource Finance Division of Investec Bank (UK) Limited (“Investec”) to arrange project finance and hedging facilities for the expansion of the Company’s Jerritt Canyon Mine in Nevada.

The facilities are comprised of a term loan of US$40 million and a partial gold hedging program for the term of the loan.

Investec’s underwriting commitment is subject to a number of conditions precedent, including completion of due diligence and documentation and Investec’s final internal approvals.

Investec has the exclusive right to arrange and underwrite the facilities until September 30, 2008, but the parties will use their best efforts to complete the arrangements by August 31, 2008.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.